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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [ ]  Form 10-K  [ ]  Form 20-F  [X]  Form 10-Q  [ ]  Form N-SAR

            [X]  For Period Ended:  June 30, 2003
                                  -----------------
            [ ]  Transition Report on Form 10-K
            [ ]  Transition Report on Form 20-F
            [ ]  Transition Report on Form 11-K
            [ ]  Transition Report on Form 10-Q
            [ ]  Transition Report on Form N-SAR
            [ ]  For the Transition Period Ended:
                                                 -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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PART I -- REGISTRANT INFORMATION

Twinlab Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

150 Motor Parkway, Suite 210
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Address of Principal Executive Office (Street and Number)

Hauppauge, New York 11788
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof,
   [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by rule 12b-25
            (c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its Quarterly Report on Form 10-Q for the period ended June 30, 2003 as a result of the uncertainty concerning the appropriate accounting treatment for certain of the Company's assets in light of the deterioration of the Company's financial condition, as described below, without unreasonable effort or expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
Joseph Sinicropi                     (631)                         467-3140
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     (Name)                       (Area Code)                 (Telephone Number)
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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
      is no, identify report(s). Yes [X]   No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof? Yes [X]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's financial performance has been negatively affected over the last several years due to declining sales and increased allowances for sales returns and discounts (including approximately $5.2 million of reserves relating to returns of products containing ephedra during the quarter ended June 30, 2003) as well as higher operating costs relating to excess manufacturing capacity and significant increases in insurance and litigation costs. In response to this situation, over the last eighteen months the Company implemented several cost reduction initiatives including personnel reductions, the consolidation of its manufacturing and distribution facilities, SKU rationalizations and the discontinuation of sales of products containing ephedra, as well as sales of non-strategic businesses and other asset sales to reduce its debt. In spite of these efforts, the resulting recurring losses from operations and restructuring charges have negatively affected the Company's cash flows from operations.

      The Company's Revolving Credit Facility is scheduled to expire on March 29, 2004. The Company was not in compliance with the financial covenants contained in the Revolving Credit Facility and the mortgage agreement relating to its Utah facility as of June 30, 2003. The Company obtained a waiver of its non-compliance under the Revolving Credit Facility through August 27, 2003 and in the absence of a future extension of the waiver, the Company would cross-default under the terms of its senior subordinated notes. In addition, the Company has suspended negotiations with its mortgage lender. Accordingly, borrowings outstanding under the Revolving Credit Facility, mortgage payable and senior subordinated notes totaling $29.1 million, $5.4 million and $39.9 million, respectively, as of June 30, 2003 have been classified as current liabilities. As of August 13, 2003, approximately $1.5 million of borrowings were available under the Revolving Credit Facility. The deterioration of the Company's financial performance (recurring losses from continuing operations, accumulated deficit and a working capital deficiency as of June 30, 2003), the temporary nature of the waiver relating to the Revolving Credit Facility, the current default under the mortgage agreement and the anticipated default under the senior subordinated notes raise substantial doubt about the ability of the Company to continue as a going concern.

      The lenders of the Revolving Credit Facility have advised the Company that they do not expect to extend the term of the Revolving Credit Facility beyond August 27, 2003. The Company believes that the possibility of obtaining an alternative borrowing arrangement or obtaining an investment of additional capital is remote. The Company is actively engaged in negotiations with several prospective purchasers to sell all or substantially all of its business which, in light of the Company's current financial position and uncertainty of potential litigation involving ephedra matters, would occur in conjunction with a filing under Chapter 11 of the U.S. bankruptcy laws. While the Company believes that such a sale may occur in the near future, there can be no assurance that the Company will be able to consummate such a transaction and it is unlikely that any purchase price for the sale of the business would exceed the aggregate principal amount of the Company's indebtedness, and such deficiency may be significant. In such a case, holders of the Company's equity may receive no value. In the event the Company is unable to consummate a sale of its business, the Company will be forced to seek protection under Chapter 11 of the U.S. bankruptcy laws and attempt to reorganize its business. The Company is also currently engaged in negotiations with lenders for an alternate borrowing arrangement in the event the Company files for Chapter 11 of the U.S. bankruptcy laws.
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      Until such time as the Company seeks to reorganize its business under
      Chapter 11 of the U.S. bankruptcy laws, it is not possible to estimate the effect on the Company's recorded values of its assets and liabilities.

      Based upon preliminary data, the Company anticipates that net sales for the three months ended June 30, 2003 will be approximately $37.2 million, as compared to approximately $40.2 million for the three months ended June 30, 2002, and net sales for the six months ended June 30, 2003 will be approximately $75.0 million, as compared to approximately $85.6 million for the six months ended June 30, 2002. The net loss for the three months ended June 30, 2003, excluding the effect of any additional accounting adjustment of its assets, if necessary, is estimated to be approximately $(10.4) million, or $(0.36) per share versus a loss of approximately $(3.6) million, or $(0.13) per share for the three months ended June 30, 2002, and approximately $(14.1) million, or $(0.48) per share for the six months ended June 30, 2003, excluding the effect of any additional accounting adjustment of its assets, if necessary, versus net income of approximately $112,000, or $0 per share for the six months ended June 30, 2002.

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                               Twinlab Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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
By   /s/  Ross Blechman                             Date   August 14, 2003
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